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                            March 31, 2023

       Robert Bertram
       Chief Legal Officer
       CAVA GROUP, INC.
       14 Ridge Square NW, Suite 500
       Washington, D.C. 20016

                                                        Re: CAVA GROUP, INC.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted March 17,
2023
                                                            CIK No. 0001639438

       Dear Robert Bertram:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Summary, page 1

   1. We note your response to comments 2, 4 and 7 and reissue our comments in part. In this section and your
Business section, to give investors context to understand your organic growth and historical
results, where you present financial results for your CAVA segment, please revise to also
include comparable figures for your consolidated financial
                                                        results. Your
consolidated financial results as presented in the included financial statements should be
given equal presentation, weight, prominence and should be
                                                        disclosed first or
along side any segment results.
 Robert Bertram
FirstName  LastNameRobert Bertram
CAVA GROUP,      INC.
Comapany
March      NameCAVA GROUP, INC.
       31, 2023
March2 31, 2023 Page 2
Page
FirstName LastName
CAVA: Defining A Category, page 1

2. We note your response to comment 5 and reissue. Please refer to your CAVA CAGR chart. Please revise to balance your CAVA CAGR presentation with your audited revenue and net income or losses for the same periods.
       You may contact James Giugliano at 202-551-3319 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Kenneth B. Wallach